

File No. 82-173



26 May 2003

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

MARIAN GIBNEY
Secretary and General Counsel

encl

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 *Facsimile (07) 3832 2426 Website www.mim.com.au*

VOTING ON THE MIM SCHEME OF ARRANGEMENT

Dear Shareholder,

You would be aware that Xstrata has offered $1.72 cash per share for each of your shares in MIM Holdings Limited by way of a Scheme of Arrangement.

By now you should have received the Information Memorandum prepared by the Company as well as a letter from an interested shareholder and a letter from MIM's six Non-Executive Directors. There has also been extensive media coverage of the Xstrata proposal and recent announcements by the Company.

You are encouraged to consider all information available to you in determining whether to vote FOR or AGAINST the Scheme. If required, you should seek your own investment or other professional advice.

You can vote either in person by attending the Scheme meeting in Brisbane on Friday 6 June 2003 or by returning your proxy form to be received by 10.00am on Wednesday 4 June 2003.

We have enclosed a proxy form and a reply paid envelope with this postcard.

If you have already sent a proxy form to the Company or other person but wish to change your vote, you can do so by simply completing and sending a second proxy form to the Company.

If you have any further questions please call the MIM Shareholder Information Line on 1800 65 65 30.

Yours sincerely,



Leo Tutt
Chairman
On behalf of the MIM Non-Executive Directors